BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

EXTRACT OF THE MINUTES OF THE ORDINARY MEETING

OF THE BOARD OF DIRECTORS

HELD ON APRIL 15, 2024

1.              Date, Time and Place: Held on April 15, 2024, at 5:30 p.m., at the office of BRF S.A.’s ("Company"), located at Avenida das Nações Unidas, nº 14.401, 25th floor, Chácara Santo Antônio, CEP 04794-000, City of São Paulo, State of São Paulo.

2.              Call and Attendance: Call duly carried out under the terms of Article 21 of the Company's Bylaws, and the meeting was attended by the majority of the members of the Board of Directors, namely, Mr. Marcos Antonio Molina dos Santos, Ms. Marcia Aparecida Pascoal Marçal dos Santos, Mr. Sergio Agapito Lires Rial, Mr. Marcos Fernando Marçal dos Santos, Mrs. Flávia Maria Bittencourt, Mr. Augusto Marques da Cruz Filho, Mr. Eduardo Augusto Rocha Pocetti and Mr. Márcio Hamilton Ferreira. Mr. Pedro de Camargo Neto, who was absent from the meeting, sent a written statement acquiescing and following the votes cast by the other board members.

3.              Presiding Board: Chairman: Mr. Marcos Antonio Molina dos Santos. Secretary: Mr. Bruno Machado Ferla.

4.              Agenda: (i) Appoint the members of the Audit and Integrity Committee; Finance and Risk Management Committee; People, Governance, Organization and Culture Committee; and the Sustainability Committee (ii) Elect the Company's Board of Officers; (iii) Analysis and approval of the Form 20-F and F-Pages; and (iv) Analysis and approval of the Integrated Report for the 2023 financial year.

5.            Resolutions: The members of the Company's Board of Directors, by unanimous vote and without any reservations, reservations or restrictions, approved the drafting of these minutes in the form of a summary and decided, after examining and debating the matters contained in the Agenda, as follows:

5.1.       With respect to item "(i)" of the Agenda, Messrs. Members of the Board of Directors unanimously resolved to approve the appointment of the members mentioned below to integrate the Advisory Committees of the Board of Directors, which are:

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Extract of the Minutes of the Ordinary Meeting of the Board of Directors held on April 15, 2024.

BRF S.A. Publicly Held Company CNPJ 01.838.723/0001-27 NIRE 42.300.034.240 CVM 1629-2 EXTRACT OF THE MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON APRIL 15, 2024

(a)          As members of the Company's Audit and Integrity Committee, Messrs. Augusto Marques da Cruz Filho, Brazilian citizen, married, economist, bearer of identity card RG No. 5.761.837-9, issued by the SSP/SP, registered with the CPF/MF under No. 688.369.968-68, with business address at Avenida das Nações Unidas, nº 14.401, 24th floor, Chácara Santo Antônio, CEP 04794-000, city and state of São Paulo (coordinator); Eduardo Augusto Rocha Pocetti, Brazilian citizen, married, accountant, bearer of identity card RG No. 5.610.378-5, issued by SSP/SP, registered with the CPF/MF under No. 837.465.368-04, with business address at Avenida das Nações Unidas, nº 14.401, 24th floor, Chácara Santo Antônio, CEP 04794-000, city and state of São Paulo; and Esmir de Oliveira, Brazilian citizen, divorced, accountant, bearer of identity card RG No. 4.763.292-6, registered with the CPF/MF under No. 464.699.408-97, with residential address at Estrada Fazendinha, No. 4.205, Condomínio Fazendinha, Granja Viana, CEP 06352-040, city of Carapicuíba, state of São Paulo (external member);

(b)         As members of the Company's Finance and Risk Management Committee, Messrs. Sergio Agapito Lires Rial, Brazilian citizen, single, economist, bearer of identity card RG No. 04.621.473-0, issued by IFP/RJ, registered CPF/MF under No. 595.644.157-72, with business address at Avenida das Nações Unidas, nº 14.401, Torre Jequitibá, 25th Floor, São Paulo – SP, CEP 04794-000 (coordinator); Marcos Antonio Molina dos Santos, Brazilian citizen, married, businessman, bearer of identity card RG No. 19.252.134, issued by SSP/SP, registered CPF/MF under No. 102.174.688-18, with business address at Avenida das Nações Unidas, nº 14.401, 25th floor, Chácara Santo Antônio, CEP 04794-000, city and state of São Paulo; and Augusto Marques da Cruz Filho, already qualified;

(c)	As members of the Company's People, Governance, Organization and Culture Committee, Messrs. Sergio Agapito Lires Rial, already qualified (coordinator); Marcos Antonio Molina dos Santos, already qualified; and Mrs. Flavia Maria Bittencourt, Brazilian citizen, in a stable union, chemical engineer, bearer of identity card RG No. 09.846.794-7, issued by DETRAN/RJ, registered with the CPF/MF under No. 011.971.887-11, with business address Avenida das Nações Unidas, nº 14.401, 25th floor, Chácara Santo Antônio, CEP 04794-000, city and state of São Paulo;

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Extract of the Minutes of the Ordinary Meeting of the Board of Directors held on April 15, 2024.

BRF S.A. Publicly Held Company CNPJ 01.838.723/0001-27 NIRE 42.300.034.240 CVM 1629-2 EXTRACT OF THE MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON APRIL 15, 2024

(d)       As members of the Sustainability Committee of the Company, Mr. Pedro de Camargo Neto, Brazilian citizen, married, civil engineer, bearer of identity card RG No. 3.806.848-5, issued by the SSP/SP, registered with the CPF/MF under No. 297.279.878-34, resident and domiciled at Avenida Antonio Batuira, 316, Alto de Pinheiros, CEP 05.462-050, city and state of São Paulo (coordinator); Mrs. Marcella Marçal dos Santos, Brazilian citizen, single, business administrator, bearer of the identity card RG 50.364.198-4, issued by the SSP/SP, registered with the CPF/MF under No. 541.233.298-61, with professional address at Avenida das Nações Unidas, nº 14.401, 25º andar, Chácara Santo Antônio, CEP 04794-000, city and state of São Paulo; Mrs. Izabela Teixeira, Brazilian citizen, single, holder of identity card RG 457.256, issued by the SSP/DF, registered with the CPF/MF under No. 279.754.601-68, with residential address at Avenida Higienópolis, 101, parto 11, Zip Code 01238-001, city and state of São Paulo, and Mr. Paulo Pianez Junior, Brazilian citizen, single, holder of identity card RG 19.250.754, issued by SSP/SP, registered with the CPF/MF under No. 083.886.733-31, with professional address at Avenida das Nações Unidas, nº 14.401, 25th floor, Chácara Santo Antônio, CEP 04794-000, city and state of São Paulo; and

(e)       The members of the Board of Directors also decided that, except for Mr. Esmir de Oliveira, who became a member of the Audit and Integrity Committee, and Ms. Izabela Teixeira, which became a member of the Sustainability Committee, both as external members, the other members of the Advisory Committees of the Board of Directors will not receive additional compensation.

5.2.       With respect of item "(ii)" of the Agenda, Messrs. Members of the Board of Directors unanimously resolved to re-elect the members of the Board of Officers mentioned below, for the exercise of a unified term of office of two (2) years, starting on May 7, 2024 (the date on which the current term ends) until May 6, 2026:

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Extract of the Minutes of the Ordinary Meeting of the Board of Directors held on April 15, 2024.

BRF S.A. Publicly Held Company CNPJ 01.838.723/0001-27 NIRE 42.300.034.240 CVM 1629-2 EXTRACT OF THE MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON APRIL 15, 2024

(a)	Miguel de Souza Gularte, Brazilian citizen, married, veterinarian, registered with the CPF/ME under No. 270.209.240-34 and bearer of the Identity Card RG No. 2020494148 SSP/RS, registered with the CPF under No. 678.741.266-53, with domicile, including for the purposes of the provisions of paragraph 2 of Article 149 of Law No. 6,404/76, in the city of São Paulo, State of São Paulo, Avenida das Nações Unidas, nº 14.401, 25º andar, Chácara Santo Antônio, CEP 04794-000, for the position of Global Chief Executive Officer;
(b)	Fabio Luis Mendes Mariano, Brazilian citizen, married, business administrator, holder of identity card RG No. 22.389.009 SSP/SP, registered with the CPF under No. 293.160.428-36, with domicile, including for the purposes of the provisions of paragraph 2 of Article 149 of Law No. 6,404/76, in the city of São Paulo, State of São Paulo, Avenida das Nações Unidas, nº 14.401, 25th floor, Chácara Santo Antônio, CEP 04794-000, for the position of Chief Financial and Investor Relations Officer;
(c)	Alessandro Rosa Bonorino, Brazilian citizen, single, economist, bearer of identity card RG No. 2027404603 SSP/RS, registered with the CPF under No. 004.978.597-42, with domicile, including for the purposes of the provisions of paragraph 2 of Article 149 of Law No. 6,404/76, in the city of São Paulo, State of São Paulo, Avenida das Nações Unidas, nº 14.401, 25th floor, Chácara Santo Antônio, CEP 04794-000, for the position of Vice President of People, Sustainability and Digital;
(d)	Artemio Listoni, Brazilian citizen, divorced, agricultural technician, bearer of identity card RG No. 39.567.331-8 SSP/SP, registered with the CPF under No. 425.408.959-72, with domicile, including for the purposes of the provisions of paragraph 2 of Article 149 of Law No. 6,404/76, in the city of São Paulo, State of São Paulo, Avenida das Nações Unidas, nº 14.401, 25th floor, Chácara Santo Antônio, CEP 04794-000, for the position of Vice President of Industrial Operations and Logistics;
(e)	Leonardo Campo Dallorto, Brazilian citizen, married, mechanical engineer, holder of identity card RG No. 1.161.217 SESP/ES, registered with the CPF under No. 034.845.357-41, with domicile, including for the purposes of the provisions of paragraph 2 of Article 149 of Law No. 6.404/76, in the city of São Paulo, State of São Paulo, Avenida das Nações Unidas, nº 14.401, 25th floor, Chácara Santo Antônio, CEP 04794-000, for the position of Vice President of International Market and Planning;

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Extract of the Minutes of the Ordinary Meeting of the Board of Directors held on April 15, 2024.

BRF S.A. Publicly Held Company CNPJ 01.838.723/0001-27 NIRE 42.300.034.240 CVM 1629-2 EXTRACT OF THE MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON APRIL 15, 2024

(f)	Marcel Sacco, Brazilian citizen, married, bachelor's degree in marketing, holder of identity card RG No. 91.906.830 SSP/SP and registered with the CPF under No. 100.523.638-05, with domicile, including for the purposes of the provisions of paragraph 2 of Article 149 of Law No. 6,404/76, in the city of São Paulo, State of São Paulo, Avenida das Nações Unidas, nº 14.401, 25th floor, Chácara Santo Antônio, CEP 04794-000, for the position of Vice President of Marketing and New Business;
(g)	Fabio Duarte Stumpf, Brazilian citizen, married, bachelor's degree in veterinary medicine, holder of the identity card RG No. 6053420556 – SSP/RS and registered with the CPF under No. 987.624.780-87, with domicile, including for the purposes of the provisions of §2 of Article 149 of Law No. 6,404/76, in the city of São Paulo, State of São Paulo, Avenida das Nações Unidas, nº 14.401, 25th floor, Chácara Santo Antônio, CEP 04794-000, for the position of Vice President of Agro and Quality; and
(h)	Manoel Reinaldo Manzano Martins Junior, Brazilian citizen, married, business administrator, holder of identity card RG No. 22557908 – SSP/SP and registered with the CPF under No. 258.430.828-22, with domicile, including for the purposes of the provisions of paragraph 2 of Article 149 of Law No. 6,404/76, in the city of São Paulo, State of São Paulo, Avenida das Nações Unidas, nº 14.401, 25th floor, Chácara Santo Antônio, CEP 04794-000, for the position of Commercial Vice President Brazil.

5.3.       With respect to item "(iii)" of the Agenda, Messrs. Members of the Board of Directors unanimously approved the Form 20-F and F-Pages for the fiscal year ended December 31, 2023, which shall be filed with the Securities & Exchange Commission (SEC) until the end of April 30, 2024.

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Extract of the Minutes of the Ordinary Meeting of the Board of Directors held on April 15, 2024.

BRF S.A. Publicly Held Company CNPJ 01.838.723/0001-27 NIRE 42.300.034.240 CVM 1629-2 EXTRACT OF THE MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON APRIL 15, 2024

5.4.       With the respect to item "(iv)" of the Messrs. Members of the Board of Directors unanimously approved the Integrated Report for the fiscal year ended December 31, 2023.

6.              Documents Filed at the Company: the documents analyzed by the members of the Board of Directors or information presented during the meeting were filed at the Company’s head office.

7.              Closure: There being no other matters to be discussed, the meeting was closed, during which time the present minutes were drawn up in summary form by electronic processing and, having been read and found correct by all those present, were signed.

I certify that the above extract is a faithful copy of the minutes which are filed in the Book of Minutes of Ordinary and Extraordinary Meetings of the Company's Board of Directors.

São Paulo, April 15, 2024.

Bruno Machado Ferla

Secretary

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Extract of the Minutes of the Ordinary Meeting of the Board of Directors held on April 15, 2024.